Mail Stop 4561

July 29, 2009

Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

   Re: Autodesk, Inc.
     Form 10-K for the Fiscal Year Ended January 31, 2009
     File No. 000-14338

Dear Mr. Bass:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Craig Wilson
        Sr. Asst. Chief Accountant